SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐      No  ☒

On November 3, 2015, Mobileye N.V. issued a press release announcing its earnings for the third quarter of 2015 ended September 30, 2015.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibit 99.1 annexed hereto, are incorporated by reference into the Registrant’s registration statement on Form F-3, SEC file number 333-206573, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit

99.1	Press release dated November 3, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 2015

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer